UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: May 1, 2006
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its first quarter 2006 earnings results, issued on May 1, 2006.

       THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD.
 (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY,
     REGISTRATION NUMBER 333-115003, FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON APRIL 29, 2004.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CLICKSOFTWARE TECHNOLOGIES LTD.
                                              (Registrant)

                                               By: /s/ Shmuel Arvatz
                                               ---------------------
                                               Shmuel Arvatz
                                               Executive Vice President and
                                               Chief Financial Officer


Date: May 1, 2006

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-7659467                              (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com


              CLICKSOFTWARE REPORTS FINANCIAL RESULTS FOR THE FIRST
                          QUARTER ENDED MARCH 31, 2006

--------------------------------------------------------------------------------

BURLINGTON, MA, MAY 1, 2006 - ClickSoftware Technologies, Ltd., (NasdaqCM:
CKSW), the leading provider of workforce and service optimization solutions, today announced results for the first quarter ended March 31, 2006.

For the first quarter ended March 31, 2006, total revenues were $6.5 million, with a net loss of $161,000, or $0.01 per share. This compares with revenues of $6.0 million and a net loss of $639,000, or $0.02 per share, for the same period last year, and revenues of $5.9 million and a net loss of $740,000, or $0.03 per share, for the fourth quarter of 2005. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net loss this quarter was $64,000, or $0.00 cents per share.

Software license revenues for the first quarter of 2006 were $2.2 million, while service revenues were $4.3 million. This compares to software license revenues of $2.6 million and service revenues of $3.4 million for the same period last year, and $1.7 million and $4.2 million, respectively, in the fourth quarter of 2005.

Gross profit in the first quarter of 2006 was $3.9 million, or 60% of revenues, compared to $3.9 million, or 65% of revenues, in the same period last year, and $3.2 million, or 55% of revenues, in the fourth quarter of 2005.

As of March 31, 2006, the Company had cash, cash equivalents and short and long-term investments of $14.0 million, up by $0.2 million from $13.8 million as of December 31, 2005. Net cash provided from operating activities was $0.2 million during the first quarter of 2006.

"The sequence of wins during 2005 provided the momentum for additional wins at the beginning of 2006. The first quarter was marked by significant developments in three areas that can be expected to positively impact revenue recognized in future quarters. The first is new contracts signed with industry leaders such as one of the world's largest utility companies and a large insurance company under which we expect to receive future orders," said Dr. Moshe BenBassat, Chairman and Chief Executive Officer. "The second is our selection by several major corporations with which we are currently in contract negotiations. And, finally, traction with our business partners - Accenture, IBM and SAP - is getting stronger. As we work together to add large reference clients to illustrate our strong value proposition, we are attracting the attention of new prospects around the world," he added.

OUTLOOK

Based on recent wins and the current pipeline, the Company is reiterating its previous guidance that 2006 revenues will increase by approximately 15% over 2005.

INVESTOR CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 802-2266 and ask for the ClickSoftware conference call. International participants, please call (913) 312-1270. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (888) 203-1112 (international callers can dial (719) 457-0820), ID Code: 5505004.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, optimized shift planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions.

The Company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2005 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      MARCH 31      DECEMBER 31
                                                                      --------        --------
                                                                        2006           2005
                                                                      --------        --------
                ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                         $ 11,263        $ 10,467
    SHORT-TERM INVESTMENTS                                               2,549           3,111
    TRADE RECEIVABLES, NET                                               3,704           4,118
    OTHER RECEIVABLES AND PREPAID EXPENSES                               1,357           1,083
                                                                      --------        --------
                    TOTAL CURRENT ASSETS                                18,873          18,779
                                                                      --------        --------

FIXED ASSETS
    COST                                                                 3,508           3,451
    LESS - ACCUMULATED DEPRECIATION                                      2,557           2,450
                                                                      --------        --------
                    TOTAL FIXED ASSETS                                     951           1,001
                                                                      --------        --------

    LONG-TERM INVESTMENTS                                                  161             264
    SEVERANCE PAY DEPOSITS                                                 945             960
                                                                      --------        --------

                TOTAL ASSETS                                          $ 20,930        $ 21,004
                                                                      ========        ========

                LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                             $  3,845        $  4,924
    DEFERRED REVENUES                                                    6,019           5,031
                                                                      --------        --------
                    TOTAL CURRENT LIABILITIES                            9,864           9,955
                                                                      --------        --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                                1,801           1,786
                                                                      --------        --------
                    TOTAL LONG-TERM LIABILITIES                          1,801           1,786
                                                                      --------        --------

                    TOTAL LIABILITIES                                   11,665          11,741
                                                                      --------        --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                                  111             111
    ADDITIONAL PAID-IN CAPITAL                                          71,350          71,220
    DEFERRED STOCK COMPENSATION                                           (183)           (216)
    ACCUMULATED DEFICIT                                                (61,970)        (61,809)
    TREASURY STOCK, AT COST:  39,000 SHARES                                (43)            (43)
                                                                      --------        --------
                    TOTAL SHAREHOLDERS' EQUITY                           9,265           9,263
                                                                      --------        --------

                TOTAL LIABILITY AND SHAREHOLDERS' EQUITY              $ 20,930        $ 21,004
                                                                      ========        ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                    THREE MONTHS ENDED
                                                                    MARCH 31, 2006                         MARCH 31, 2005
                                                          --------------------------------         -----------------------------
                                                               $              % OF REVENUES             $           % OF REVENUES
                                                          ------------        ------------         ------------     ------------
REVENUES:
       SOFTWARE LICENSE                                   $      2,207                  34%        $      2,654               44%
       SERVICES                                                  4,254                  66%               3,356               56%
                                                          ------------        ------------         ------------     ------------
             TOTAL REVENUES                                      6,461                 100%               6,010              100%
                                                          ------------        ------------         ------------     ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                            291                   5%                 364                6%
       SERVICES                                                  2,286                  35%               1,766               29%
                                                          ------------        ------------         ------------     ------------
             TOTAL COST OF REVENUES                              2,577                  40%               2,130               35%
                                                          ------------        ------------         ------------     ------------

GROSS PROFIT                                                     3,884                  60%               3,880               65%
                                                          ------------        ------------         ------------     ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET                       1,001                  15%                 876               15%
       SELLING AND MARKETING EXPENSES                            2,318                  36%               2,786               46%
       GENERAL AND ADMINISTRATIVE EXPENSES                         824                  13%                 761               13%
                                                          ------------        ------------         ------------     ------------

             TOTAL OPERATING EXPENSES                            4,143                  64%               4,423               74%
                                                          ------------        ------------         ------------     ------------

LOSS FROM OPERATIONS                                              (259)                 (4)%               (543)              (9)%
INTEREST AND OTHER INCOME (EXPENSES), NET                           98                   2%                 (96)              (2)%
                                                          ------------        ------------         ------------     ------------
NET LOSS                                                  $       (161)                 (2)%       $       (639)             (11)%
                                                          ------------        ------------         ------------     ------------

NET LOSS PER ORDINARY SHARE:
BASIC                                                     $      (0.01)                            $      (0.02)
                                                          ------------                             ------------
DILUTED                                                   $      (0.01)                            $      (0.02)
                                                          ------------                             ------------
SHARES USED IN COMPUTING BASIC NET LOSS PER SHARE           27,646,750                               27,427,184
                                                          ------------                             ------------
SHARES USED IN COMPUTING DILUTED NET LOSS PER SHARE         27,646,750                               27,427,184
                                                          ------------                             ------------

USE OF NON- GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                    THREE MONTHS ENDED

                                                            MARCH 31, 2006        MARCH 31, 2005
                                                         -------------------    ---------------------
                                                           $   % OF REVENUES      $     % OF REVENUES
                                                         ----- -------------    -----   -------------
GAAP NET LOSS:                                          $ (161)       (2)%     $   (639)      (11)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                     10
       RESEARCH AND DEVELOPMENT COSTS, NET                  11
       SELLING AND MARKETING EXPENSES                        7
       GENERAL AND ADMINISTRATIVE EXPENSES                  69                        4
                                                        ------        ---       -------        ---
NET LOSS EXCLUDING SHARE-BASED COMPENSATION             $  (64)       (1)%     $   (635)       (11)%
                                                        ------        ---       -------        ---

GAAP NET LOSS PER ORDINARY SHARE:
BASIC                                                   $(0.01)                $  (0.02)
                                                        ------        ---       -------        ---
DILUTED                                                 $(0.01)                $  (0.02)
                                                        ------        ---       -------        ---

NET LOSS PER ORDINARY SHARE EXCLUDING SHARE-BASED
COMPENSATION:
BASIC                                                   $ 0.00                  $ (0.02)
                                                        ------        ---       -------        ---
DILUTED                                                 $ 0.00                  $ (0.02)
                                                        ------        ---       -------        ---